WARMEN LIMITED

112 N. Curry St., Suite 100

Carson City, NV 89703-4934

January 6, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20459

Re:  Warmen Limited

       Registration Statement on Form S-1

       File No. 333-166937

To Whom It May Concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Warmen Limited, a corporation organized under the laws of the State of Nevada (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form S-1 filed on May 19, 2010, as amended July 1, 2010 and September 16, 2010 (the “Registration Statement”), file no. 333-166937, together with all exhibits thereto, effective as of the date of this application or as soon thereafter as practicable. The Company has determined not to proceed with the registration and sale of its common stock by the Selling Shareholders (as defined in the Registration Statement) at this time and to refocus on other aspects of its business. No shares of the Company’s common stock have been offered or sold pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Securities and Exchange Commission grant an order for the withdrawal of its Registration Statement and declare the withdrawal effective as soon as possible.

Very truly yours,

WARMEN LIMITED

By: /s/ Giovanny Villamar

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Giovanny Villamar, President, Chief Executive Officer, Principal Accounting Officer and Director